Exhibit 99.1

Village Farms International Announces $25 Million Bought Deal Public Offering of Common Shares

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, October 10, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and GMP Securities L.P. (together with Beacon, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 2,660,000 common shares (the “Offered Shares”) in the capital of the Company at a price of $9.40 per Offered Share (the “Issue Price”) for aggregate gross proceeds to the Company of $25,004,000 (the “Offering”). (All figures are in Canadian dollars unless otherwise stated.)

In addition, the Company has granted the Underwriters an over-allotment option to purchase up to an additional number of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering at the Issue Price, exercisable in whole or in part, by Beacon, on behalf of the Underwriters, at any time, and from time to time, up to 30 days from the closing of the Offering.

The closing of the Offering is expected to occur on or about October 22, 2019 and is subject to the completion of formal documentation and receipt of all necessary regulatory and stock exchange approval. The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

The Offered Shares will be offered in each of the provinces of Canada, other than Québec, pursuant to the Company’s base shelf prospectus dated June 20, 2019 (the “Base Prospectus”) and may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act, or under other exemptions from the registration requirement that are available under the 1933 Act, and pursuant to any applicable securities laws of any state of the United States. The Offered Shares may also be sold in such other jurisdictions as the Company and Beacon may agree. The terms of any offering will be described in a prospectus supplement to be filed with the securities commission in each of the provinces of Canada, other than Québec (the “Prospectus Supplement”).

Copies of the Prospectus Supplement, following filing thereof, and accompanying Base Prospectus will be available on SEDAR at www.sedar.com. Alternatively, copies of the Prospectus Supplement and Base Prospectus may be obtained, when available, from Beacon Securities Limited, 66 Wellington Street West, Suite 4050, Toronto, ON M5K 1H1. The Base Prospectus contains, and the Supplement will contain, important detailed information about the Company and the Offering. Prospective investors should read the Prospectus Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language Regarding Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements include, but are not limited to, statements concerning: (i) the Offering; and (ii) the use of the proceeds of the Offering. Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com